Viceroy Exploration Ltd.
(an exploration stage company)

2004 Three Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of May 14, 2004, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at March 31, 2004 and the results of its operations and cash flows for the three months then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the consolidated financial statements for the six-month period ended December 31, 2003, including the notes thereto. The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. The Company’s year end was changed from June 30 to December 31 effective December 31, 2003. Accordingly, the comparative period first quarter presented in these interim financial statements is for the three months ended September 30, 2003.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements.

GENERAL

Viceroy Exploration Ltd (“Viceroy” or the “Company”) is a newly established junior exploration stage company with a focus on gold exploration and development in Argentina. With $6.7 million in cash and cash equivalents and working capital of $6.8 million at March 31, 2004, Viceroy is well financed to advance its Gualcamayo gold property in San Juan province, Argentina, for which to date a previously reported resource of approximately 1.5 million ounces has been identified. Joint venture partners are being sought for the Company’s other properties held which are all located in areas of ongoing project discovery, development and production in Argentina.

During the three months ended March 31, 2004:

–
the Company continued its first phase exploration program on the Gualcamayo property designed to expand the surface trace of the mineralized zones and to identify specific targets for drilling. A 9000 metre reverse circulation drilling program is planned, budgeted at $1.15 million inclusive of a 10% contingency. A drill contract for an initial 4000 metres was signed in March and drilling commenced on April 14, 2004;

–
by letter of intent dated March 23, 2004, Tenke Mining Corp. (“Tenke”) may earn a 75% interest in the Las Flechas property of the Company through expenditures with pre-agreed minimum annual exploration expenditures of aggregate US $ 4.5 million over 5 years, subject to all regulatory approvals and execution of a detailed earn-in agreement within 45 days;

–
cash proceeds of total $2,679,640 was received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $48,000 from exercise of 80,000 of the total 350,000 brokers’ warrants issued in connection with the private placement and $111,640 from exercise of stock options for 251,000 shares;

–
the Company’s head office in Vancouver was established, recruitment of its staffing complement completed and the arrangement with a company related to Viceroy by virtue of common directors and officers for administrative, corporate services and provision of office space was terminated effective February 27, 2004;

–	The Company retained MacDougall Consultants Ltd., an Ontario based company specializing in corporate finance and communications, to provide investor relations services; and

–	The Company signed an office lease for its premises to July 31, 2007 at an annual rate of $30,000, payable monthly, with payments beginning August 1, 2004.

RESULTS OF OPERATIONS

For the three months ended March 31, 2004 (the “2004 first quarter”) as compared to the three months ended September 30, 2003 (the “2003 first quarter”):

Loss For The Period

For the 2004 first quarter, the Company had a loss of $579,365 as compared to a loss of $321,532 for the 2003 first quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The Company acquired its properties effective June 30, 2003 and accordingly was in initial start up during the 2003 first quarter. Results of operations for the 2004 first quarter is representative of the level of ongoing operating expenses as referred to in the general overview above.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company’s accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 first quarter, stock-based compensation recorded in connection with stock options granted to employees is $218,325 and to a non-related consultant (which is subject to vesting) is $178,790, a total $397,115 which represents 68% of the $579,365 loss for the current period. In the 2003 first quarter, stock-based compensation recorded in connection with stock options granted to employees and directors is $250,306 and represents 78% of the $321,532 loss for that period.

Cash Flows

Cash used in operating activities in the 2004 first quarter is $247,866 as compared to cash used in the 2003 first quarter of $36,973. As discussed above, the level of spending in the 2004 first quarter is representative of ongoing operating expenses whereas the Company was in start up during the 2003 first quarter.

Cash used in investing activities in the 2004 first quarter of $431,924 is substantially all for capitalized land purchased for water, construction and access rights and exploration expenditures on the Gualcamayo property. Included in the $2,084,271 total cash used in investing activities for the 2003 first quarter is $124,411 of capitalized exploration expenditures on the Gualcamayo property and $1,940,000 cash temporarily transferred to escrow in connection with share subscriptions received for the private placement in November 2003.

Cash from financing activities in the 2004 first quarter of $2,679,640 is the exercise of warrants, partial exercise of brokers’ warrants and the exercise of stock options. Cash from financing activities in the 2003 first quarter of $1,940,000 is the above referred cash received for share subscriptions.

In summary, for the 2004 first quarter, total cash increased by $1,999,850 to $6,716,880 as compared to a decrease in total cash for the 2003 first quarter of $181,244 to $368,502.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents of $6.7 million and working capital of $6.8 million as at March 31, 2004 is considered sufficient for the currently planned exploration expenditures of $2 million which expenditures include the drilling program in progress on the Gualcamayo gold property budgeted at $1.15 million, property maintenance requirements and for administrative overhead for at least the next 18 months. Dependent on results from the current drilling and exploration activity, expenditures could increase significantly thereby reducing this length of time.

The functional currency of the Company is the Canadian dollar. Included in cash and cash equivalents at March 31, 2004 is $1,890,558 and $260,896 denominated in US dollars and Argentine pesos, respectively, which accordingly are subject to foreign currency rate fluctuations.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the six months ended December 31, 2003 are substantially unchanged as at March 31, 2004.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	March 31,		December 31,		September 30,		June 30,
	2004		2003		2003		2003
	$		$		$		$

Capitalized property acquisition
and exploration costs	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue(4)	-		-		-		-
Loss from operations	579,365	(7)	1,104,250	(6)	321,532	(5)	10,813
Basic and diluted loss per share	(0.02)		(0.06)		(0.02)		(0.00)

(1)	entirely capitalized property acquisition costs
(2)	entirely capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a) Capitalized exploration costs

	Three Months Ended March 31, 2004
	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – December 31, 2003	5,255,808	353,424	5,609,232
Change in the period:
Purchase of adjacent land	42,962	-	42,962
Drilling		65,037	65,037
Geologists’/engineers’ fees, travel/lodging		102,287	102,287
Field support		38,877	38,877
Assays		12,220	12,220
Property permits/licences/taxes		71,464	71,464
Road maintenance/drill pads		22,273	22,273
Location administration/office support		28,047	28,047
Non-recoverable IVA		23,275	23,275
	42,962	363,480	406,442

Balance – March 31, 2004	5,298,770	716,904	6,015,674

Salamanca
Balance – December 31, 2003 and
March 31, 2004	260,187	-	260,187

Las Flechas
Balance – December 31, 2003 and
March 31, 2004	200,000	-	200,000

Evelina
Balance – December 31, 2003 and
March 31, 2004	200,000	-	200,000

Las Carachas
Balance – December 31, 2003 and
March 31, 2004	100,000	-	100,000

Total	6,058,957	716,904	6,775,861

	Three Months Ended September 30, 2003

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – June 30, 2003	5,255,808	-	5,255,808
Change in the period:
Geologists’/engineers’ fees, travel/lodging		19,032	19,032
Field support		23,822	23,822
Assays		10,798	10,798
Property permits/licences/taxes		16,197	16,197
Road maintenance		4,117	4,117
Water samples		2,295	2,295
Location administration/office support		48,150	48,150
		124,411	124,411

Balance – September 30, 2003	5,255,808	124,411	5,380,219

Salamanca
Balance – June 30, 2003 and
September 30, 2003	260,187	-	260,187

Las Flechas
Balance – June 30, 2003 and
September 30, 2003	200,000	-	200,000

Evelina
Balance – June 30, 2003 and
September 30, 2003	200,000	-	200,000

Las Carachas
Balance – June 30, 2003 and
September 30, 2003	100,000	-	100,000

Total	6,015,995	124,411	6,140,406

(b)	Outstanding share data as at May 14, 2004:

	(i)	shares authorized:
an unlimited number of common shares without par value an unlimited number of first preferred shares an unlimited number of second preferred shares

	(ii)	shares issued and outstanding: 29,702,158 common shares with a recorded value of $14,160,423

(iii)	warrants and stock options outstanding:

		Exercise price
	Number	$	Date of expiry
Stock options	173,500	0.39	December 2, 2004
	100,000	0.50	December 2, 2004
	400,000	0.50	September 12, 2008
	200,000	1.06	October 7, 2008
	800,000	1.25	December 3, 2008
	200,000	1.35	January 12, 2009
	200,000(1)	1.25	February 1, 2009
	28,000	1.26	March 25, 2009
	150,000	1.27	April 2, 2009
	2,251,500

Warrants	180,000	0.60	November 18, 2004

Total	2,431,500

(1) 134,250 shares are subject to vesting.

OTHER INFORMATION

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	As the Company is a venture issuer, it is not required to and does not plan to file an Annual Information Form.